Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

March 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Larry Spirgel, Office Chief

Alexandra Barone, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Staff Accountant

Re:	UiPath, Inc.

Amendment No. 2

Draft Registration Statement on Form S-1

Submitted February 26, 2021

CIK: 0001734722

Ladies and Gentlemen:

On behalf of UiPath, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 9, 2021 with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on February 26, 2021. The Company is concurrently filing a revised Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus Summary

The Offering, page 12

1.

Please clarify your bullet on page 14 indicating shares that will be outstanding after the IPO excludes shares of Class A common stock issuable upon the vesting and settlement of RSUs granted after January 31, 2021 for which the performance-based vesting condition will be satisfied in connection with this offering. Specifically, clarify whether these shares are still subject to service based vesting provisions. Alternatively, tell us your basis for excluding these shares from the total shares to be outstanding after this offering.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission March 25, 2021 Page Two

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 68 and 71 of the Registration Statement.

2.

Please explain your disclosures on page 15 where you state that the conversion of all outstanding shares of convertible preferred stock does not include the 12,043,202 shares of series F convertible preferred stock issued and sold in February 2021. In this regard, it appears that you are including such issuance in your pro forma per share and capitalization disclosures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 15 of the Registration Statement to include the automatic conversion of 12,043,202 shares of series F convertible preferred stock.

Summary Consolidated Financial and Other Data, page 16

3.

You state in your response to prior comment 2 that stock-based compensation related to unrecognized compensation expense for RSUs that will vest upon effectiveness of this offering are excluded from pro forma net loss per share as such amounts are not expected to have a recurring impact on your consolidated financial statements. Please tell us how you considered the updated guidance in Article 11-02(b)(6) of Regulation S-X or revise your pro forma per share calculations accordingly. Refer to Section II.F of Sec Release No. 33-10786. In addition, tell us why you refer to an adjustment to additional paid-in-capital in note (3) to your pro forma per share calculations or revise to remove.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that, in accordance with the updated guidance in Article 11-02(a)(6) of Regulation S-X, it will include in the pro forma per share calculations the stock-based compensation related to the unrecognized compensation expense for RSUs for which the service-based vesting condition will be satisfied and the performance-based vesting condition will be satisfied in connection with this offering. For the fiscal year ended January 31, 2021, in the computation of the pro forma adjustment on stock-based compensation expenses related to RSUs for which the service-based vesting condition will be satisfied and the performance-based vesting condition will be satisfied in connection with this offering, the Company assumes that the offering was effective at the beginning of the most recently completed fiscal year included in the registration statement.

The Company has revised the disclosure on page 17 of the Registration Statement to clarify that the pro forma per share calculations include the stock-based compensation related to the unrecognized compensation expense for RSUs for which the service-based vesting condition will be satisfied and the performance-based vesting condition will be satisfied in connection with this offering.

The Company further respectfully advises the Staff that it has revised note (3) on page 17 and its disclosure on pages 18, 66 and 69 of the Registration Statement to remove the adjustment to additional paid-in capital from the pro forma per share calculations.

* * *

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission March 25, 2021 Page Three

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Ashim Gupta, UiPath, Inc.
Brad Brubaker, UiPath, Inc.
Mihai Faur, UiPath, Inc.
Eric C. Jensen, Cooley LLP
Matthew P. Dubofsky, Cooley LLP

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com